______ __, 2011
Dear Shareholder:

Morgan Creek Global Equity Long/Short Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest in the Fund (“Shares”).  Enclosed is a statement showing the breakdown of your withdrawal resulting from our purchase of your Shares in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

You have been paid __% of the purchase price based on the unaudited net asset value of the Fund as of ______ __, 2012, in accordance with the terms of the tender offer.  This payment has been made in cash wired directly to the account in which you held your Shareholders, valued at net asset value in accordance with the Prospectus of the Fund dated October 3, 2011, as revised November 14, 2011.

The balance of the purchase price, if any, will be paid to you no later than immediately after the completion of the Fund’s audit for fiscal year ended March 31, 2012.  We expect the audit to be completed by the end of ___, 2012.

Should you have any questions, please feel free to Morgan Creek Capital Management, LLC, acting in its capacity as the investor support services agent for the Fund, at (919) 933-4004.

Sincerely,

Morgan Creek Global Equity Long/Short Fund

Enclosure